October 16, 2007

VIA COURIER AND EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, DC 20549

Re:	Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-10959

Dear Mr. Cash:

On behalf of Standard Pacific Corp. (“Standard Pacific”), we hereby submit the following responses to your comment letter dated September 20, 2007, in which you provided comments on Standard Pacific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Our responses are identified according to the numbers of your comment letter. References in the responses to “we” and “our” are to Standard Pacific.

MD&A

Critical Accounting Policies, page 20

Inventories, pages 23

1.	We note the material impairments and write-offs of option deposits and pre-acquisition costs that you recorded during the fiscal year ended December 31, 2006 and the subsequent interim period ended June 30. 2007. It appears to us that your critical accounting policy disclosure for inventory valuation is too general to provide investors with sufficient information about management’s insights and assumptions with regard to how you determined the amount of impairments and write-offs or to assess the recoverability of your land related assets. In this regard, please revise future filings to:

•	Disclose the number of real estate projects evaluated for impairment.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

•	Disclose the number of real estate projects that were impaired and the remaining carrying value of those projects.

•

Address the factors you identified to assess the appropriateness of moving forward with land development and costs for future development or writing-off the related amounts previously capitalized. In addition, explain the appropriateness of excluding these write-offs from cost of sales.

•

Disclose the material assumptions you used in your impairment determinations as well as your basis for those assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each significant assumption.

•

Address for us supplementally whether you had any significant real estate projects for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risks and potential magnitude associated with potential future impairments of such assets.

•

Expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, additional material impairment charges in future periods.

•	Please expand you Critical Accounting Policy disclosure for goodwill impairments to address the points above as applicable.

Please provide your proposed revisions in your response. Refer to Section V of our Release 33-8350 available on our website at http://www.sec.gov/rules/intero/33-8350.htm.

Response:

Proposed Inventories and Impairments Critical Accounting Policy.

The following is a revised draft of the Inventories and Impairments critical accounting policy that we propose to include in future filings:

Inventories and Impairments

Inventories consist of land, land under development, homes under construction, completed homes and model homes and are stated at cost, net of

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

impairment losses, if any. We capitalize direct carrying costs, including interest, property taxes and related development costs to inventories. Field construction supervision and related direct overhead are also included in the capitalized cost of inventories. Direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their anticipated relative sales or fair value.

We assess the recoverability of real estate inventories in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires long-lived assets, including inventories, that are expected to be held and used in operations to be carried at the lower of cost or, if impaired, the fair value of the asset. SFAS 144 requires that companies evaluate long-lived assets for impairment based on undiscounted future cash flows of the assets at the lowest level for which there is identifiable cash flows. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

We evaluate real estate projects for inventory impairments when indicators of potential impairment are present. Indicators of impairment include, but are not limited to: significant decreases in local housing market values; significant decreases in gross margins and sales absorption rates; accumulation of costs in excess of budget; actual or projected operating or cash flow losses; current expectations that a real estate asset will more likely than not be sold before its previously estimated useful life.

We perform a detailed budget and cash flow review of each of our real estate projects on a quarterly basis to, among other things, determine whether the estimated remaining undiscounted future cash flows of the project are more or less than the carrying value of the asset. If the undiscounted cash flows are more than the carrying value of the real estate project, then no impairment adjustment is required. However, if the undiscounted cash flows are less than the carrying amount, then the asset is deemed impaired and is written-down to its fair value. Generally, we evaluate the identifiable cash flows at the project level, however, this analysis is also performed at the lot or phase level when an operating loss is projected at such lower level. When estimating undiscounted future cash flows of a project, we are required to make various assumptions, including the following: (i) the expected sales prices and sales incentives to be offered, including the number of homes available and pricing and incentives being offered in other

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

communities by us or by other builders; (ii) the expected sales pace and cancellation rates based on local housing market conditions and competition; (iii) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs, indirect construction and overhead costs, and selling and marketing costs; (iv) alternative product offerings that may be offered that could have an impact on sales pace, sales price and/or building costs; and (v) alternative uses for the property such as the possibility of a sale of lots to a third party versus the sale of individual homes.

We calculate the fair value of real estate projects under a land residual value analysis and in certain cases in conjunction with a discounted cash flow analysis. Under the land residual value analysis, we estimate what a willing buyer (including us) would pay and what a willing seller would sell a parcel of land for (other than in a forced liquidation) in order to generate a market rate operating margin based on projected revenues, costs to develop land, and costs to construct and sell homes within a community. Under the discounted cash flow method, all estimated future cash inflows and outflows directly associated with the real estate project are discounted to calculate fair value. The net present value of these project cash flows are then compared to the carrying value of the asset to determine the amount of the impairment that is required. The land residual value analysis is the primary method that we use to calculate impairments as it is the principal method used by us and land sellers for determining the fair value of a residential parcel of land. In some cases we supplement our land residual value analysis with a discounted cash flow analysis in evaluating the fair value of larger longer-term projects, including joint ventures, that require a significant amount of land development. In addition, due to the longer time frame involved to develop and sell assets within such projects, in some instances we incorporate a certain level of inflation into our projected revenue and cost assumptions. This evaluation and the assumptions used by management to determine future estimated cash flows and fair value require a substantial degree of judgment, especially with respect to real estate projects that have a substantial amount of development to be completed, have not started selling or are in the early stages of sales, or are longer-term in duration. Due to the inherent uncertainty in the estimation process, significant volatility in the demand for new housing, and the availability of mortgage financing for potential homebuyers, actual results could differ significantly from our estimates.

From time to time, we write-off deposits and preacquisition costs related to land options that we decide not to exercise. The decision not to exercise a land

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

option takes into consideration changes in market conditions, the timing of required land takedowns, the willingness of land sellers to modify terms of the land option contract (including the timing of land takedowns), the availability and best use of our capital, and other factors. The write-off is charged to other income (expense) in our consolidated statement of operations in the period that it is deemed probable that the optioned property will not be acquired. In certain instances we have been able to recover deposits and/or preacquisition costs which were previously written off. These recoveries are recorded to homebuilding other income (expense) in the period received.

Proposed MD&A and Financial Footnote Disclosure.

We also plan to include the following type of disclosure in our MD&A and financial statement footnotes:

During the three months ended June 30, 2007 and 2006 we recorded inventory impairments of $223.2 million (related to 52 projects) and $4.9 million (related to 3 projects), respectively, and $309.3 million (related to 83 projects) and $4.9 million (related to 3 projects) for the six months ended June 30, 2007 and 2006, respectively, to reduce the carrying value of the impaired assets to their estimated fair value. These charges were included in cost of sales in our consolidated statements of operations. For the three months ended June 30, 2007, we reviewed a total of 429 projects for impairments and recorded impairments for 52 projects. The operating margins (defined as gross margin less direct selling and marketing costs) used to calculate land residual values and related fair values for the majority of our projects during the six months ended June 30, 2007 were approximately 12%, with the majority of the discount rates in the 15% to 20% range. For the fifteen-month period ended June 30, 2007, we recorded a total of $565.2 million of impairments (related to 130 projects), and the remaining carrying value of such projects totaled approximately $902.9 million at June 30, 2007. In the event that market conditions or our operations deteriorate further in the future or weak market conditions extend beyond our expectations, additional impairments may be recorded in the future.

For the three and six month periods ended June 30, 2007, we incurred pretax charges of $6.0 million and $6.8 million, respectively, related to the write-off of option deposits and capitalized preacquisition costs and recovered $0.7 million and $2.0 million, respectively, related to previous write-offs of option deposits and capitalized preacquisition costs. For both the three and six month periods ended June 30, 2006, we incurred pretax charges of $16.3 million related

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

to the write-off of option deposits and capitalized preacquisition costs. These charges were included in other income (expense) in our consolidated statements of operations.

Supplemental Information Concerning Inventories and Impairment Critical Accounting Policy Disclosure.

As described above in our proposed Inventories and Impairment critical accounting policy, there are multiple assumptions that impact the undiscounted cash flow analysis and the related fair value calculation, if applicable. These key assumptions include estimates of the following:

•	New home deliveries and revenues;

•	Sales absorption rates;

•	Land development, onsite and indirect construction costs;

•	Carrying costs, such as interest and property taxes;

•	Selling and marketing costs;

•	Gross and operating margins; and

•	Risk-adjusted discount rates for fair value calculations.

Many of these key assumptions are interdependent and changing one assumption generally requires a corresponding change to one or more of the other assumptions. For example, increasing or decreasing the sales absorption rate has a direct impact on the estimated per unit sales price of a home, the level of time sensitive costs (such as indirect construction, overhead and carrying costs), and selling and marketing costs (such as model maintenance costs and promotional and advertising campaign costs). Depending on what objective we are trying to accomplish with a community, it could have a significant impact on the project cash flow analysis. For example, if our business objective is to drive delivery levels our project cash flow analysis will be different than if the business objective is to preserve operating margins. These objectives may vary significantly from project to project, from division to division, and over time with respect to the same project.

As of June 30, 2007, our portfolio contained 475 total real estate projects, 255 of which were actively selling. As a result of the interdependency of the various assumptions described above and the large volume of real estate projects that we own, we believe that providing a sensitivity analysis for each 1% change in each significant assumption for each real estate project would be extremely time consuming and therefore impractical. In addition, such information could be difficult to interpret if investors did not have all of the relevant facts or have a sound understanding of how the various assumptions were interrelated. Also, providing such a

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

hypothetical analysis may not be meaningful to investors as: (i) it may not be indicative of how significant actual impairments may or may not be in the future; and (ii) it would not provide a quantitative amount that investors could extrapolate over the remaining balance of our inventory to determine the extent of additional potential impairments that we could be exposed to should market conditions deteriorate further because the impairment test is a cliff-test analysis rather than a linear analysis and projected results could fluctuate significantly based on how severe the changes in the critical assumptions are. In addition, we believe that such a sensitivity analysis would most likely lack comparability with our peers and could be misinterpreted. Moreover, we believe that a discussion of management’s views of known trends and uncertainties as they may impact future inventory impairments is more helpful to investors in assessing potential future performance than hypothetical analyses, and as we note below, we plan to continue to discuss these known trends and uncertainties in our filings. In light of the foregoing, we believe that it is not appropriate or meaningful to include such a sensitivity analysis in our periodic reports.

Supplemental Information: Identification and Monitoring of Real Estate Projects For Which Estimated Future Undiscounted Cash Flows are Close to Carrying Value and Disclosure Regarding the Risks and Potential Magnitude of Potential Future Impairments.

We identify real estate projects that we determine are at risk of being impaired, especially during periods of housing market decline. The variability in the number and dollar value of projects where the estimated undiscounted cash flows of a project are close to their carrying value can fluctuate widely within a housing or economic cycle, as well as be more concentrated in certain operating divisions, geographic locations, or divisions that have purchased a disproportionate amount of land during the peak of a housing cycle. While we do not specifically disclose the absolute number or the dollar value of projects where the estimated cash flows were close to equaling their carrying value on an undiscounted basis, we do in fact closely analyze and monitor our low yielding projects to ensure that we have adequate information to manage our business and report impairments in a timely, accurate and consistent manner in accordance with SFAS 144. This information is also utilized by us in order to make forward-looking statements and disclosures with respect to known trends and uncertainties, including discussing the likelihood of having additional impairments in the future. Please see the risk factor on page 12 of our December 31, 2006 Form 10-K titled “The market value and availability of land may fluctuate significantly, which could limit our ability to develop new communities and decrease the value of developed or undeveloped land holdings” for our discussion of risks related to real estate inventories and goodwill impairments. Please see the various forward-looking statements provided throughout the MD&A section of our December 31, 2006 Form 10-K and our 2007 first and second quarter Form 10-Q’s for our discussion of known trends and uncertainties that may impact future inventory impairments and land option deposit write-offs. We plan to continue to augment these disclosures in future filings as conditions change.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

Supplemental Information: Appropriateness of Excluding Deposit and Preacquisition Cost Write-Offs From Costs of Sales.

We have included deposit and preacquisition cost write-offs related to land option contracts in the other income (expense) line item of our homebuilding statement of operations because the underlying charge does not relate to the cost of sale of a home or land since there was no underlying sale or revenue generated from deciding not to purchase a property. We believe that if these write-offs were classified in cost of sales, it would distort our actual homebuilding gross margins for projects where we are delivering homes. In addition, we have described, both in our MD&A and the notes to our consolidated financial statements, where these charges have been classified in our homebuilding statement of operations to prevent reader confusion.

Proposed Business Combinations and Goodwill Impairment Critical Accounting Policy.

The following is a revised draft of the Business Combinations and Goodwill critical accounting policy that we propose to include in future filings:

Business Combinations and Goodwill

We account for acquisitions of other businesses under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”). Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at their estimated fair values. Any purchase price paid in excess of the net fair values of tangible and identified intangible assets less liabilities assumed is recorded as goodwill. The estimation of fair values of assets and liabilities and the allocation of purchase price requires a substantial degree of judgment by management, especially with respect to valuations of real estate inventories, which at the time of acquisition, are generally in various stages of development. Actual revenues, costs and time to complete and sell a community could vary from estimates used to determine the allocation of purchase price between tangible and intangible assets. The allocation of purchase price between asset groups, including inventories and goodwill, could have an impact on the timing and ultimate recognition of expenses and therefore impact our current and future operating results. Our reported income from an acquired company includes the operations of the acquired company from the date of acquisition.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

The excess amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed has been capitalized as goodwill in the accompanying consolidated balance sheets in accordance with SFAS 141. Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires that goodwill not be amortized but instead assessed at least annually for impairment and expensed against earnings as a noncash charge if the estimated fair value of a reporting unit is less than its carrying value, including goodwill. We test goodwill for impairment annually as of October 1 or more frequently if an event occurs or circumstances change that more likely than not reduce the value of a reporting unit below its carrying value. For purposes of goodwill impairment testing, we compare the fair value of each reporting unit with its carrying amount, including goodwill. Each of our homebuilding operating divisions is considered a reporting unit. The fair value of each reporting unit is determined based on expected discounted cash flows. Each division’s discounted cash flows consist of a 10-year projection and a terminal value calculation. The discount rates used to calculate the net present value of future cash flows approximated our estimated pretax cost of capital. The terminal value is based on the present value of a stabilized cash flow estimate (including an expected growth rate) that we expect the operating division to generate beyond the tenth year of the projected cash flows. Other assumptions and factors that are evaluated in connection with analyzing the discounted cash flows of a division, include but are not limited to:

•	historical and projected revenue and volume levels;

•	historical and projected gross margins and pretax income levels;

•	historical and projected inventory turn ratio; and

•	estimated capital requirements.

If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired. If goodwill is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the implied fair value of that goodwill.

Inherent in our fair value determinations are certain judgments and estimates. A change in these underlying assumptions would cause a change in the results of the tests, which could cause the fair value of one or more reporting units to be less than their respective carrying amounts. In addition, to the extent that there are significant changes in market conditions or overall economic conditions or our strategic plans change, it is possible that our conclusion regarding goodwill impairment could change, which could have a material adverse effect on our financial position and results of operations.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

Proposed MD&A and Financial Footnote Disclosure.

The following type of disclosure will be included in the “MD&A” section of our next periodic report:

During the three months ended June 30, 2007, we recorded goodwill impairment charges totaling $29.4 million related to our San Antonio and Jacksonville operations. We performed a detailed review of these two reporting units as there were indicators of impairments such as a general deterioration in the local housing markets in which they operate and a significant reduction in their projected delivery volume and operating income levels. These charges were included in other expense in our consolidated statements of operations. For the eighteen month period ended June 30, 2007, a total of $48.9 million (related to five reporting units) of goodwill impairments had been recorded, resulting in the complete write-off of goodwill for five reporting units. At June 30, 2007, we had a remaining goodwill balance of $71.9 million related to seven other reporting units.

Selected Financial Information, page 25

2.	We note your presentation of the non-GAAP measure “Adjusted Homebuilding EBITDA”. Based on your reconciliations of this measure to net income and operating cash flows, it appears you are presenting this measure as a performance measure and a liquidity measure. As such, please explain to us how your presentation complies with Item 10(e) of Regulation S-K.

Response:

Item 10(e) of Regulation S-K requires the following whenever a non-GAAP financial measure is presented in a periodic report: (A) a presentation of equal or greater prominence of the most directly comparable measure or measures calculated and presented in accordance with GAAP, (B) a reconciliation between the non-GAAP financial measure disclosed and the most directly comparable GAAP financial measure, (C) a statement disclosing the reasons why we believe the presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and (D) to the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to (C) above.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

We believe our presentation of the non-GAAP financial measure “Adjusted Homebuilding EBITDA” on pages 25-26 of our December 31, 2006 Report on Form 10-K complies with Item 10(e) of Regulation S-K because our presentation: (A) gives equal or greater prominence to net cash from operating activities and net income, the most directly comparable GAAP measures, (B) reconciles our non-GAAP financial measure to each of these GAAP measures, and (C) provides a statement disclosing that we believe Adjusted Homebuilding EBITDA is useful to investors as a measure of our ability to service debt and obtain financing.

Upon further reflection, we recognize that the statement we have provided as to Adjusted Homebuilding EBITDA’s usefulness is a justification for its use as a liquidity measure rather than a performance measure, and that the reconciliation on page 26 to net cash from operating activities, a GAAP liquidity measure, is appropriate, while the reconciliation to Net Income, a GAAP performance measure, is unnecessary. Therefore, in future filings we propose to eliminate the unnecessary reconciliation to Net Income in the “Selected Financial Information” section.

We note however, that “Adjusted Homebuilding EBITDA” is used in calculating compliance with the interest coverage ratio contained in our revolving credit facility and that it is difficult for investors to determine how Adjusted Homebuilding EBITDA is derived from Net Income without this reconciliation. Therefore, in future periodic filings, we propose moving the net income reconciliation to the Liquidity and Capital Resources section of the periodic report to aid our investors in understanding the more fulsome discussion of our financial covenants that we will be adding to this section (as requested in numbered item 3 of your September 20, 2007 letter—see our response to your Item 3 below).

Liquidity and Capital Resources, page 37

3.	We note your disclosures related to debt covenants. Please revise your disclosures in future filings to disclose required amounts and ratios as well as actual amounts and ratios at each balance sheet date.

Response:

We will revise our future Form 10-K and Form 10-Q filings to provide a tabular disclosure of the actual amounts and ratios of the financial covenants contained in our Revolving Credit Facility, calculated as of the balance sheet date for the applicable reporting period. While we have discussed the required and actual amounts of the most significant debt covenants in previously filed periodic reports (e.g., see the discussion on page 41 of our Report on Form 10-Q for the period ending June 30, 2007 describing deteriorating market conditions and the impact on our consolidated tangible net worth covenant and borrowing base), we have no objection to placing such information in a tabular format.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

We anticipate that the disclosure to be included in our next periodic filing will take the format of the below:

The financial covenants contained in the Credit Facilities (including our Revolving Credit Facility, Term Loan A and Term Loan B) as well as a borrowing base provision, limit the amount of senior indebtedness we may borrow or keep outstanding under the Credit Facilities and from other sources and also limit our investments in joint ventures. Our covenant compliance under these Credit Facilities at September 30, 2007 is detailed in the table set forth below:

Covenant	Actual at September 30, 2007	Covenant Requirements at September 30, 2007
	(Dollars in thousands)
Consolidated Tangible Net Worth		$1,000.0
Total Leverage Ratio
Combined Total Homebuilding Debt to Adjusted Consolidated Tangible Net Worth Ratio		2.25
Unsold Land Ratio
Total Unsold Land to Adjusted Consolidated Tangible Net Worth Ratio		1.60
Interest Coverage Ratio
Consolidated Homebuilding Interest Incurred to Homebuilding EBITDA		1.75
Investment in Homebuilding Joint Ventures
Actual/Permitted Borrowings

Note 2 — Summary of Significant Accounting Policies, page 56

Mortgage Loans Held for Sale, page 63

4.	Based on your disclosures, it is not clear to us if you have any interests in what are commonly referred to as “sub-prime” loans. Although there may be differing definitions of sub-prime loans, they are sometimes recognized to be loans that have one or more of the following features:

•	A rate above prime to borrowers who do not qualify for prime rate loans;

•	Borrowers with low credit ratings (FICO scores);

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

•	Interest-only or negative amortizing loans;

•	Unconventionally high initial loan-to-value ratios;

•	Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;

•	Borrowers with less than conventional documentation of their income and/or net assets;

•	Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;

•	Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Please explain to us how you specifically define sub-prime loans in practice, if at all. Please consider the above definition, in general, in your response. Please help us understand the potential materiality of your exposure to sub-prime loans. In addition, please help us understand the potential impact of the current environment related to sub-prime lending on the underlying operations and cash flows of your financial services segment and your homebuilding segments.

Response:

Our Definition of “Sub-Prime” and “Alt-A” Loans.

The marketplace generally defines “sub-prime” as that category of loans made to individuals with poor credit characteristics (i.e., less than “prime”), measured most often by a low FICO score. From 2004-2006, we defined a “sub-prime” loan as any loan with a FICO score of 580 or below. Beginning in 2007, as a result of changes in the marketplace, we revised that definition to include any non-government loan with a FICO score of 620 or below. Applying the above definitions, “sub-prime” loans were less than 1% of total loans originated by our mortgage subsidiary for each of the years from 2004-2006 and less than 2% of total loans originated by our mortgage subsidiary during 2007.

There is also a second category of loan products, commonly referred to as “Alt-A” loans, that have received recent attention in the press. We define “Alt-A” loans as those that require less than conventional documentation of a borrower’s income and/or assets. Examples of these loan products include stated income/stated assets, no ratio, and no income/no assets loans. These

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

loan products are generally not considered to be “sub-prime” loans by us or the marketplace, because, while full documentation is not required, borrowers are required to have FICO scores generally greater than 680 to qualify for these loans. “Alt-A” loans comprised approximately 18%, 20%, 29% and 24% of total loans originated by our mortgage subsidiary for each of the years 2004, 2005, 2006, and 2007 year to date.

We do not Believe Our Exposure to either “Sub-prime” or “Alt-A” Loans is Material

We do not believe our exposure to either “sub-prime” or “Alt-A” loans is material. First, as noted above, at their peak, sub-prime loans comprised less than 2% of the loans our mortgage subsidiary originated in any one year and “Alt-A” loans, which we do not view as having the same risks as “sub-prime” loans, comprised 29% (this percentage is expected to decrease meaningfully in the future because most of this product type is no longer available). Second, and more importantly, we do not generally hold a significant amount of loans in our portfolio. Typically, the loans originated by our mortgage subsidiary are financed under mortgage credit facilities for a period of between 15 to 60 days and are then sold to third party investors, who have only limited rights to cause us to repurchase the loans. In an effort to reduce our exposure to the marketability and disposal of non-agency and non-governmental loans, we implemented a policy in the second quarter of 2007 that requires our mortgage banking subsidiary to either presell or broker substantially all non-agency and non-governmental loans. As of September 30, 2007, we held non-agency and non-governmental loans for investment that totaled approximately $11.0 million, of which approximately $435,000 represented “sub-prime” loans.

Our agreements with these third party investors generally provide the investor with the right to cause us to repurchase the loan if: (i) our mortgage subsidiary violates the investor’s underwriting guidelines when originating a loan, or (ii) the borrower fails to make one or more of the initial loan payments . For the over 6.5 year period beginning January 1, 2001 and ending September 30, 2007, we were required to repurchase a total of 0.12% of the total of all loans originated by our mortgage subsidiary. None of the repurchased loans were originated in 2007. In light of this historically low default rate and our experience in 2007 to date, we do not believe our exposure to either sub-prime or Alt-A loans is likely to be material.

Potential Impact of Current Sub-Prime/Alt-A Lending Environment on the Operations and Cash Flows of Our Financial Services Segment and Homebuilding Segment.

The majority of our homebuyers finance their purchases of our homes. In general, housing demand is adversely affected by increases in interest rates and by decreases in the availability of mortgage financing. Over the last several months, many lenders have significantly tightened their underwriting standards, mortgage interest rates have increased, and many sub-prime and Alt-A products are no longer offered in the marketplace. When mortgage loans become more difficult to obtain, this impacts both our financial services segment and homebuilding segment. We believe we have adequately addressed this risk and impact in our filings as described in question five, below.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

5.	If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from sub-prime lending, is remote, please explain. If you believe a material adverse impact is reasonably possible, please tell us what future disclosures you will include to provide a clear understanding of your potential exposure.

Response:

We believe that a material adverse impact on our financial condition, results of operations or liquidity resulting from the origination of sub-prime loans by our mortgage operation is remote, because sub-prime loans comprise less than 2% of the loans we originate. However, the decreased availability of mortgage loans in general has had a negative impact on our financial condition, results of operations and liquidity.

In our past periodic reports, we have described risks related to the availability of mortgage loans and to our mortgage operations in Item 1A:Risk Factors (see our second risk factor on page 10 of our December 31, 2006 Form 10-K ), Item 7: MD&A (see the “Overview” section beginning on page 31 of our June 30, 2007 Form 10-Q) and Item 7A: Quantitative and Qualitative Disclosures About Market Risk (see pages 49-50 of our June 30, 2007 Form 10-Q).

In addition, we will be adding an updated mortgage financing risk factor to our next Report on Form 10-Q. This risk factor will update the mortgage financing risk factor found on page 10 of our December 31, 2006 Report on Form 10-K to add a sentence describing the disappearance of many sub-prime and Alt-A loan products from the marketplace. We note that this updated risk factor (subject to minor modification) has already been included in the prospectus supplements filed on September 26, 2007 with the Commission under Rule 424(b) in connection with the sale of our $100 million convertible notes and share lending arrangement. The updated risk factor reads as follows (with added sentence underlined):

Customers may be unwilling or unable to purchase our homes at times when mortgage financing costs are high or when credit is difficult to obtain.

The majority of our homebuyers finance their purchases through our financial services operations or third-party lenders. In general, housing demand is adversely affected by increases in interest rates and by decreases in the availability of mortgage financing as a result of declining customer credit quality, tightening of mortgage loan underwriting standards, or other issues. Recently, many lenders have significantly tightened their underwriting standards, mortgage interest rates have increased, and many subprime and other alternative mortgage products have

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

disappeared from the marketplace altogether. If these trends continue and mortgage loans continue to be difficult to obtain, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes will be adversely affected, which will adversely affect our operating results.

Note 2 — Summary of Significant Accounting Policies, page 56

Unconsolidated Homebuilding and Land Development Joint Ventures, page 66

6.	We note that you do not consolidate certain joint ventures for which you own greater than 50%. For each such venture, please demonstrate to us how and why you determined that your use of the equity method is appropriate. For ventures that you determined you lack voting control, please explain to us why you reached that determination and overcame the presumption of majority ownership.

Response:

We have one joint venture with a large public homebuilder and two joint ventures with a large private homebuilder in which we have ownership interests greater than 50% (ranging from 51.6% to 55.3%). The ownership interests of such ventures were determined at the date of formation of the entities based on the estimated finished lot values that each respective member had a right to purchase from the joint venture. The purpose of these three joint ventures, which were formed as limited liability companies, is to develop and sell either finished or rough-graded lots to the joint venture members and other third parties. The number of lots to be developed and sold by these joint ventures range from approximately 200 to 2,600 lots. Profits and losses from these joint ventures are allocated in proportion to each member’s respective ownership interests. We are the managing member for each of these joint ventures.

We analyzed each of these three joint ventures at the time of formation in accordance with the provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”) to determine if any of these entities were variable interest entities. Based on our analysis for each of the joint ventures, we determined that:

(i)	The equity investment at risk in the entity was sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders;

(ii)	the members, as a group, have a controlling financial interest; and

(iii)	the members have voting rights that are not proportionate to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

returns of the entity, or both. However, as both members are homebuilders that will both purchase lots from the joint venture or benefit from the sale of third party lot sales, we have concluded that substantially all of the activities are not conducted on behalf of the member (i.e., Standard Pacific Corp.) that has disproportionately few voting rights relative to its economic (or ownership) interests.

We determined that for each of these three joint ventures a variable interest entity was not created and as a result we were not required to consolidate the joint ventures under the provisions of FIN 46R.

We next analyzed each of these joint ventures for which we are the managing member under Emerging Issues Task Force No. 04-5, “Determining Whether a General Partner, or General Partners as a Group. Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-5”) to determine whether or not we were required to consolidate such joint ventures. For each of these joint ventures the limited partners did not have the ability to dissolve or liquidate the entity, or remove us as the managing member without cause. However, each of these joint ventures minority owners (with economic ownership interests ranging from 44.7% to 48.4%) do in fact have equal voting rights (50% each) with respect to all major decisions, including the following major decisions which would be considered substantive participatory rights as defined under EITF 04-5:

•

Establishing, approving and updating changes to the business plan and capital budget, which includes establishing and revising land sales prices, obtaining entitlements, installing land development and infrastructure improvements;

•	Approving or amending the terms of the joint venture borrowings;

•	Making any material changes to the tract map, grading plans, street and utility improvement plans or landscaping plans; and

•	Entering into material contracts on behalf of the joint venture.

Since each of the members have equal voting rights and our joint venture partners have substantive participatory rights that preclude the managing member from exercising unilateral or majority control over the partnership, neither member is presumed to have a controlling interest of the joint venture. We also believe that the limited partners in each of these joint ventures have substantive economic risks in the form of market and operational risks. In addition, under the provisions of the respective joint venture operating agreements, the members are required to contribute their share of capital based on their ownership interests. If either member fails to make required capital contributions, then that member would be in default, and the other member would have the ability to exercise certain remedies, including those that would result in punitive economic penalties to the defaulting member.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

Lastly, FASB Staff Position No. SOP 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (“FSP SOP 78-9-1”), states that:

“The majority interest holder may not control the entity if one or more of the other partners have substantive participating rights that permit those other partners to effectively participate in significant decisions that would be expected to be made in the ordinary course of business. The determination of whether the rights of the other partners are substantive participating rights should be evaluated in accordance with the guidance for “substantive participating rights” in EITF Issue No. 04-5, “Determining whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-5”). If the other partners have substantive participating rights, the presumption of control by the majority interest holder is overcome.”

Based on the facts stated above, we have concluded that we do not control these entities and are therefore not required to consolidate the joint ventures in accordance with the provisions of FIN 46R, EITF 04-5 or SOP 78-9 “Accounting for Investments in Real Estate Ventures”, but rather are required to account for these ventures under the equity method of accounting.

* * * * *

Standard Pacific acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash

Securities and Exchange Commission

October 16, 2007

Thank you for your comments and your consideration of our responses. If you have any questions, please contact me at (949) 789-1616.

Very truly yours,

/s/ Andrew H. Parnes
Andrew H. Parnes
Executive Vice President-Finance and Chief Financial Officer
cc:	Bret Johnson
Anne McConnell
Securities and Exchange Commission